Exhibit 99.3

SKK HOLDINGS LIMITED

27 First Lok Yang Road

Singapore 629735

PROXY STATEMENT

General

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by our board of directors (the “Board of Directors”) for an Extraordinary General Meeting of members (the “Meeting”) to be held at 10:00 a.m. (Singapore Time) on June 22, 2026 (which is 10:00 p.m. U.S. ET on June 21, 2026) or at any adjournment or postponement thereof. The Meeting will be held at 27 First Lok Yang Road, Singapore 629735.

We will send or make these proxy materials available to shareholders on or about June 10, 2026 (Singapore Time).

PURPOSE OF THE EXTRAORDINARY GENERAL MEETING

Proposal 1.	Approve the Asset Purchase: to approve and ratify, as an ordinary resolution, (i) the Asset Purchase Agreement entered into by the Company and Rantizo, Inc. (“Rantizo”) a Delaware corporation, dated as of May 1, 2026 (the “APA”) pursuant to which the Company will acquire substantially all of Rantizo’s drone-based technology assets used for agriculture, forestry, emergency response and other commercial applications (the “Target Assets”) for a purchase price consisting of $759,047 in cash and newly issued Class A ordinary shares, having an aggregate value of approximately $258.8 million and (ii) the transactions contemplated thereunder, including the issuance of shares as follows: (a) a total number of Class A ordinary shares of SKK (the “Class A Shares”) having an aggregate value of $12 million (based on the VWAP on each of the three trading days prior to the closing (the “Closing Value”)) to be issued to certain individuals in the Company’s management, and (b) a total number of Class A Shares having an aggregate value of $10 million based on the Closing Value in consideration of payment to SKK from Rantizo of $10 million being held in escrow until the closing of the APA.

Proposal 2.	Name Change: to approve, as a special resolution, that subject to and conditional upon (1) the passing of Proposal 1 as an ordinary resolution and the closing of the APA and (2) the approval of the Registrar of Companies in the Cayman Islands being obtained, the English name of the Company be changed from “SKK Holdings Limited” to “Rantizo” (the “Name Change”), with effect from the date on which a certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands (the “Effective Date”), and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company.

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Proposal 3.	Approve the Share Capital Increase: to approve, as an ordinary resolution, that subject to and conditional upon the passing of Proposal 1 as an ordinary resolution and the closing of the APA, the Company’s authorized share capital of US$500,000 divided into 190,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 5,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 5,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, be increased to US$5,000,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company (the “Share Capital Increase”), by the creation of 1,710,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 45,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 45,000,000 Preferred Shares of a nominal or par value of US$0.0025 each, and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Share Capital Increase and to attend to any necessary registration and/or filing for and on behalf of the Company.

Proposal 4.	Approve Third Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that subject to and conditional upon (1) the passing of Proposal 1 as an ordinary resolution and the closing of the APA, (2) the Name Change contemplated in Proposal 2 becoming effective, and (3) the passing of Proposal 3 as an ordinary resolution, the Third Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “Amended M&A”) be adopted in substitution for and to the exclusion of the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company currently in effect, and that any one or more Directors be and are hereby authorized to, do all acts and things necessary, appropriate, desirable or expedient to give effect to the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, attending to any, necessary registration and/or filing of the Amended M&A and all requisition documents for and on behalf of the Company.

Proposal 5.	Approve the Issuance of Shares: to approve, as an ordinary resolution, in accordance with Nasdaq Listing Rule 5635(d), the issuance of more than 19.99% of our outstanding Class A Ordinary Shares issuable in accordance with the APA.

Proposal 6.	Authorization of Directors and Officers: to approve, as an ordinary resolution, the authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Why did I receive these materials?

Our Members as of the close of business on May 18, 2026 (Singapore Time), which we refer to as the “Record Date” are entitled to vote at our Extraordinary General Meeting (the “Meeting”) of members (“Members”), which will be held at 10:00 a.m. (Singapore Time) on June 22, 2026, (which is 10:00 p.m. U.S. ET on June 21, 2026). As a Member, you are invited to attend the Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Member action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Extraordinary General Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy notice, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share of the Company you own as of the Record Date. As of the Record Date, the following shares of the Company were outstanding and eligible to vote: 1,363,415 Class A Ordinary Shares, each having one vote, and 1,085,264 Class B Ordinary Shares, each having 100 votes. Reference to “ordinary shares” below refers to either Class A Ordinary Shares or Class B Ordinary Shares.

How many shares must be present or represented to conduct business at the Meeting?

The presence, in person or by proxy, of two or more holders entitled to vote representing not less than one-third in nominal value of the total outstanding issued voting shares is necessary to constitute a quorum at the Meeting. Based on the number of ordinary shares outstanding on the Record Date, the holders of our outstanding shares representing at least 816,226 total number of ordinary shares outstanding will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld and broker “non-votes” will be included in the calculation of the number of votes considered present at the Meeting. Abstentions, and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding ordinary shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

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How can I vote my ordinary shares in person at the Meeting?

Ordinary shares held in your name as the Member of record may be voted by you in person at the Meeting. Ordinary shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the ordinary shares.

How can I vote my shares without attending the Meeting?

Whether you hold ordinary shares directly as the Member of record or beneficially in “street name,” you may direct how your ordinary shares are voted without attending the Meeting. If you are a Member of record (that is if your ordinary shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Meeting, you may complete and deliver your completed proxy card in accordance with the instructions printed thereon. If you hold ordinary shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your ordinary shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Financial Controller, Koay Phaik Shya, at kelly.koay@skkworks.com.sg, or by signing a proxy card bearing a later date, or by attending the Meeting and voting in person.

For ordinary shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person. If you are a Member of record, the powers of the proxy holder will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by VStock, 18 Lafayette Place, Woodmere, New York 11598 (“VStock”), our transfer agent, which will act as master tabulator; however, no representatives of VStock will attend the Meeting. If you are a Member of record, your signed proxy card is returned directly to VStock for tabulation. If you hold your ordinary shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to VStock on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends:

FOR Proposal 1., Approve the Asset Purchase: to approve and ratify, as an ordinary resolution, (i) the Asset Purchase Agreement entered into by the Company and Rantizo, Inc. (“Rantizo”) a Delaware corporation, dated as of May 1, 2026 (the “APA”) pursuant to which the Company will acquire substantially all of Rantizo’s drone-based technology assets used for agriculture, forestry, emergency response and other commercial applications (the “Target Assets”) for a purchase price consisting of $759,047 in cash and newly issued Class A ordinary shares having an aggregate value of approximately $258.8 million, and (ii) the transactions contemplated thereunder, including the issuance of shares as follows: (a) a total number of Class A ordinary shares of SKK (the “Class A Shares”) having an aggregate value of $12 million (based on the VWAP on each of the three trading days prior to the closing (the “Closing Value”)) to be issued to certain individuals in the Company’s management, and (b) a total number of Class A Shares having an aggregate value of $10 million based on the Closing Value in consideration of payment to SKK from Rantizo of $10 million being held in escrow until the closing of the APA;

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FOR Proposal 2., Approve the Name Change: to approve, as a special resolution, that subject to and conditional upon (1) the passing of the Proposal 1 as an ordinary resolution and the closing of the APA and (2) the approval of the Registrar of Companies in the Cayman Islands being obtained, the name of the Company be changed from “SKK Holdings Limited” to “Rantizo” (the “Name Change”), with effect from the date on which a certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands (the “Effective Date”), and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company;

FOR Proposal 3., Approve the Share Capital Increase: to approve, as an ordinary resolution, that subject to and conditional upon the passing of Proposal 1 as an ordinary resolution and the closing of the APA, the Company’s authorized share capital of US$500,000 divided into 190,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 5,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 5,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, be increased to US$5,000,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company (the “Share Capital Increase”), by the creation of 1,710,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 45,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 45,000,000 Preferred Shares of a nominal or par value of US$0.0025 each, and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Share Capital Increase and to attend to any necessary registration and/or filing for and on behalf of the Company.

FOR Proposal 4., Approve Third Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that subject to and conditional upon (1) the passing of the Proposal 1 as an ordinary resolution and the closing of the APA and (2) the Name Change contemplated in Proposal 2 becoming effective, and (3) the passing of Proposal 3 as an ordinary resolution, the Third Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “Amended M&A”) be adopted in substitution for and to the exclusion of the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company with effect from the Effective Date, and that any one or more Directors be and are hereby authorized to, do all acts and things necessary, appropriate, desirable or expedient to give effect to the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, attending to any, necessary registration and/or filing of the Amended M&A and all requisition documents for and on behalf of the Company;

FOR Proposal 5., Approve the Issuance of Shares: to approve, as an ordinary resolution, in accordance with Nasdaq Listing Rule 5635(d), the issuance of more than 19.99% of our outstanding Class A Ordinary Shares issuable in accordance with the APA; and

FOR Proposal 6., Authorization of Directors and Officers: to approve, as an ordinary resolution, the authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Xiaoyan Liao (“Ms. Liao”), our Human Resources and Administrative Director and one of our Executive Directors, holds 782,372 Class B Ordinary Shares, representing approximately 31.95% of total outstanding ordinary shares of SKK Holdings Limited. Ms. Liao has advised the Company that she intends to vote all of the 782,372 Class B Ordinary Shares she holds as of the Record Date, which collectively represent a total of approximately 71.20% of the combined voting power of the total outstanding ordinary shares as of the Record Date in favor of the proposals above. In the event a minimum quorum (being two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company) is present throughout the Meeting, the shares held of record by Ms. Liao and voted in favor of the above proposals will be sufficient to approve the proposals.

Further issuances of Class A ordinary shares will have a dilutive effect on our earnings per share, book value per share and the voting power and interest of current holders of ordinary shares.

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PROPOSAL 1.

APPROVE THE ASSET PURCHASE

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the entering into of the Asset Purchase Agreement with Rantizo, Inc. (“Rantizo”), a Delaware corporation, (the “APA”) where the Company will acquire (the “Asset Purchase”) substantially all of Rantizo’s drone-based technology assets used for agriculture, forestry, emergency response and other commercial applications (the “Target Assets”). As consideration for the Target Assets, the Company will pay to Rantizo a purchase price consisting of $759,047 in cash and newly issued Class A ordinary shares having an aggregate value of approximately $258.8 million (the “Consideration Shares”), the number of which will be based on the volume weighted average price of the Class A ordinary shares (“VWAP”) on each of the three trading days prior to the closing of the Asset Purchase (“Closing”). The Target Assets are being acquired at a valuation of approximately $258.8 million.

At Closing, Rantizo will have the right to nominate two directors to the Company’s board of directors, consisting of one executive director and one independent director. The Company has also agreed to grant at Closing to certain individuals in management a total number of Class A ordinary shares (the “Management Shares”) having an aggregate grant-date value of $12 million based on the VWAP on each of the three trading days prior to the Closing (the “Closing Value”). Additionally, at or prior to the Closing, Rantizo has agreed to consummate a $10 million private placement of its common shares and to deposit such proceeds in escrow until the Closing. At Closing, in consideration of payment to it of the $10 million from escrow (the “Escrow Funds”), the Company has agreed to issue to Rantizo an additional number of its Class A ordinary shares based on the Closing Value (the “Escrow Shares”).

Concurrently with entry into the APA, Rantizo has also entered into a Securities Purchase Agreement as of May 1, 2026 (the “Securities Purchase Agreement”), under which Rantizo has agreed to purchase from certain shareholders of the Company their existing Class B ordinary shares for a total purchase price of $8 million (the “Class B Ordinary Shares”). In connection with the Securities Purchase Agreement, the Company has agreed to register the resale of the Consideration Shares under the Securities Act pursuant to a Registration Rights Agreement dated as of May 1, 2026 (the “Registration Rights Agreement”), which agreement sets forth customary registration rights.

Reasons for Approval of the Acquisition; Recommendation of the Board

Our Executive Director and Human Resources and Administrative Director, Xiaoyan Liao (“Ms. Liao”), holds voting power to approve the Asset Purchase, and, as member of management, will receive a grant of the Management Shares pursuant to the terms of the APA. Ms. Liao is also selling her Class B Ordinary Shares to Rantizo pursuant to the Securities Purchase Agreement. Ms. Liao is the spouse of our Chief Executive Officer, Koon Kiat Sze (“Mr. Sze”). Mr. Sze will also be receiving Management Shares as set forth in the APA. Consequently, the Board of Directors appointed a special committee of independent directors (the “Special Committee”) to independently review the fairness of the APA and related transactions.

The Special Committee carefully considered the final proposed terms of the APA and related transactions. In evaluating the financial and contractual terms of the Asset Purchase, the Special Committee consulted with members of the Company’s senior management team, Newbridge Securities Corporation (“Newbridge”) (a financial valuation firm selected by the Special Committee to evaluate the Target Assets), TroyGould PC, U.S. counsel to the Company, and assessed various matters relevant to its decision. The Special Committee considered a significant amount of information and a wide variety of factors, including the Special Committee’s familiarity with, and information provided by the Company’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of SKK, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which SKK operates and the Company’s position in such markets, a valuation report of the Target Assets performed by Newbridge (the “Valuation Report”), which indicated that the aggregate valuation of the Target Assets as of May 1, 2026 was within a value range of $254.8 million and $290.7 million with a midpoint of $268.8 million.

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The financial and other terms and conditions of the APA and the related transactions were reviewed by each of the Special Committee and the Board of Directors and the consideration for the Target Assets was based upon the valuation in accordance with the Valuation Report. The Special Committee further retained Newbridge to provide an opinion as to the fairness, from a financial point of view of the SKK shareholders, of the consideration to be for the Target Assets pursuant to the APA (the “Fairness Opinion”), which was delivered to the Special Committee and the Board of Directors on May 11, 2026. The Fairness Opinion was rendered as of May 1, 2026, the date of the APA, pursuant to which Newbridge determined that the consideration to be paid by SKK for the Target Assets is fair, from a financial point of view to SKK’s shareholders. The Special Committee presented its findings and determination with regards to the fairness of the terms of the Asset Purchase to the full Board of Directors, who then in turn reviewed and approved the APA and related transactions.

Based on the aforementioned considerations, the Special Committee and the Board of Directors each separately determined that the APA and related transactions as set forth in Proposal 1 are in the best interests of the Company and its shareholders as a whole.

The Board of Directors deems it advisable and is recommending that our shareholders approve the purchase of the Target Assets in accordance with the provisions of the APA in consideration of the allotment and issue by the Company of the Consideration Shares to Rantizo.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

The APA

The following is a summary of certain relevant provisions of the APA. This section does not purport to describe all of the terms of the APA and is qualified in its entirety by the complete terms thereof.

We currently expect the Asset Purchase to close on or around June 30, 2026, subject to the terms and conditions set forth in the APA. The outstanding conditions to the Closing at this time is the approval of the shareholders of the Company and approval of the Nasdaq of the listing of additional shares.

Consideration

On the terms and conditions set forth in the APA, at Closing, the Rantizo will receive $759,047 in cash and approximately $258.8 million of newly issued Class A ordinary shares, or Consideration Shares, the number of which will be based on the volume weighted average price of the Class A ordinary shares, or VWAP, on each of the three trading days prior to the Closing. The Target Assets are being acquired at approximately $258.8 million valuation. The number of Consideration Shares to be issued will not be determinable until the date of Closing; however, assuming by way of example only that the VWAP, on each of the three trading days is $3.98, which was the Closing on June 3, 2026, the number of Consideration Shares issued would be 65,032,663.

Representations and Warranties

The APA contains customary representations and warranties made by SKK as the buyer and Rantizo as the seller of the Target Assets.

Conditions to the Covenants in the APA

Conditions to Each Party’s Obligations

The respective obligations of each party to consummate the APA and to effect the Closing are subject to the satisfaction (or waiver, if permissible) prior to or at the Closing, of each of the following conditions:

(1)	regulatory approvals to the transactions contemplated by the APA from applicable governmental authorities, including but not limited to the Nasdaq;

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(2)	consent of the shareholders of the Company;

(3)	concurrent the closing of the Securities Purchase Agreement, execution and delivery of the Escrow Agreements, and entry into an employment agreement with Marianne McInerney and

(4)	concurrent with the Closing, Rantizo shall have the right to nominate to directors to the Board of Directors, consisting of one independent director and one executive director; and

(5)	satisfaction of customary conditions to the closing.

Covenants in the APA

The APA contains certain customary covenants limiting the conduct of business by SKK and Rantizo and between the date of the APA and the Closing. In general, unless SKK gives its written approval in advance, (a) Rantizo shall, with certain exceptions, ensure that Rantizo protects its assets and goodwill ensure that its affairs are conducted in the ordinary and usual course of business, and (b) SKK shall maintain it listing status and comply with the continued listing standards of the Nasdaq and, except as specifically contemplated, ensure that its affairs are conducted in the ordinary and usual course of business.

Closing Obligations

Each party has certain customary performance obligations upon the Closing, including delivery of certain documents and issuance of the Consideration Shares, the Management Shares and the Escrow Shares.

Termination of the APA

If certain closing obligations or documents are not fulfilled or delivered, the APA may be terminated by the party not in default of such obligations.

Expenses

Fees and expenses incurred in connection with the APA and the other transactions contemplated thereby will be paid by the party incurring such fees and expenses.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1,

APPROVAL OF THE ASSET PURCHASE

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PROPOSAL 2

APPROVE THE NAME CHANGE

The Board of Directors approved and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, a proposal that, subject to and conditional to the approval of Proposal 1, and approval of the Registrar of Companies in the Cayman Islands being obtained, the name of the Company be changed from “SKK Holdings Limited” to “Rantizo,” which name change will only be implemented after the closing of the APA and approval of the Registrar of Companies in the Cayman Islands being obtained.

The Board of Directors has concluded that the new name will better reflect the business of the Company following the Asset Transfer (as proposed in Proposal 1) and will be beneficial to the commercial interests and future business of the Company and therefore is in the best interests of the Company and the shareholders of the Company.

The Board of Directors deems it advisable and is recommending that our shareholders approve the change of name of the Company from “SKK Holdings Limited” to “Rantizo.”

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, AS A SPECIAL RESOLUTION, THAT that subject to and conditional upon (1) the passing of the Proposal 1 as an ordinary resolution and the closing of the APA and (2) the approval of the Registrar of Companies in the Cayman Islands being obtained, the English name of the Company be changed from “SKK Holdings Limited” to “Rantizo” (the “Name Change”), with effect from the date on which a certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands (the “Effective Date”), and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company.

Vote Required for Approval

Assuming a quorum as referenced above is reached, the approval of the proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of votes cast by members holding the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote in person or by proxy at the Extraordinary General Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary General Meeting.

The Name Change will become effective after the Closing, subject to approval of the transactions contemplated under Proposal 1 and the closing of the APA, and the approval of the Registrar of Companies in the Cayman Islands being obtained.

The proposed Name Change will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on Nasdaq. If the Name Change is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing ordinary Shares, in the new name of the Company, will be issued.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2,

APPROVAL OF THE NAME CHANGE.

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PROPOSAL 3

APPROVE THE SHARE CAPITAL INCREASE

Our Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, that subject to and conditional upon the passing of Proposal 1 as an ordinary resolution and the closing of the APA, the Company’s authorized share capital of US$500,000 divided into 190,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 5,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 5,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, be increased to US$5,000,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company (the “Share Capital Increase”), by the creation of 1,710,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 45,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 45,000,000 Preferred Shares of a nominal or par value of US$0.0025 each, and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Share Capital Increase and to attend to any necessary registration and/or filing for and on behalf of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3,

APPROVAL OF THE SHARE CAPITAL INCREASE.

PROPOSAL 4

Approve Third Amended and Restated MEMORANDUM AND Articles of Association

Our Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, subject to and conditional upon (1) the passing of the Proposal 1 as an ordinary resolution and the closing of the APA, (2) the Name Change contemplated in Proposal 2 becoming effective, and (3) the passing of Proposal 3 as an ordinary resolution, the adoption of the third amended and restated memorandum and articles of association of the Company to incorporate the proposed amendments including, without limitation, (a) to provide for the board nomination rights whereby Rantizo shall have the right to nominate two (2) directors to the board of directors of the Company, consisting of one (1) executive director and one (1) independent director who satisfies all independence requirements set forth by the Nasdaq and the SEC rules, (b) to reflect the Name Change, and (c) other miscellaneous housekeeping changes.

Assuming a quorum as referenced above is reached, the approval of the proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of votes cast by members holding the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote in person or by proxy at the Extraordinary General Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary General Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4,

ApprovAL OF THE Third Amended and Restated MEMORANDUM AND Articles of Association

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PROPOSAL 5

APPROVE THE ISSUANCE OF SHARES

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution the issuance of shares in accordance with the APA, including: (a) a total number of Class A ordinary shares having an aggregate value of approximately $258.8 million (the “Consideration Shares”), the number of which will be based on the volume weighted average price of the Class A ordinary shares (“VWAP”) on each of the three trading days prior to the closing of the Asset Purchase (“Closing”), (b) a total number of Class A ordinary shares having an aggregate value of $12 million (based on the VWAP on each of the three trading days prior to the closing (the “Closing Value”)) to be issued to certain individuals in the Company’s management (the “Management Shares”) and (c) a total number of Class A Shares having an aggregate value of $10 million based on the Closing Value in consideration of payment to SKK from Rantizo of $10 million being held in escrow (the “Escrow Shares”).

Our Class A ordinary shares are listed on the Nasdaq Capital Market, and, as such, the Company is subject to the applicable rules of the Nasdaq Stock Market LLC, including Nasdaq Listing Rule 5635(d), which requires stockholder approval in connection with a transaction other than a public offering involving the sale, issuance, or potential issuance by the issuer of ordinary shares (or securities convertible into or exercisable for common stock) equal to 20% or more of the ordinary shares outstanding. The issuance of the Consideration Shares, the Management Shares and the Escrow Shares will equal over 20% or more of the Company’s Class A ordinary shares outstanding. The number of Consideration Shares, Management Shares and Escrow Shares to be issued will not be determinable until the date of Closing; however, assuming by way of example only that the VWAP is $3.98, which was the Closing on June 3, 2026, the number of Consideration Shares issued would be 65,032,663, which would equal 89.07% of the ordinary shares outstanding, the number of Management Shares issued would be 3,015,075, which would equal 4.13% of the ordinary shares outstanding and the number of Escrow Shares issued would be 2,512,563, which would equal 3.44% of the ordinary shares outstanding.

Interests of Directors and Executive Officers

As discussed above, our executive director and Human Resources and Administrative Director, Xiaoyan Liao (“Ms. Liao”), holds voting power to approve the Asset Purchase, and, as member of management, will receive a grant of the Management Shares pursuant to the terms of the APA. Ms. Liao is also selling her Class B Ordinary Shares to Rantizo pursuant to the Securities Purchase Agreement, which Class B Ordinary Shares will automatically converted into Class A Ordinary Shares upon transfer, as Rantizo is not an Affiliate of Ms. Liao, in accordance with the Article 10(c) of the Company’s Second Amended and Restated Articles of Association. Ms. Liao is the spouse of our Chief Executive Officer, Koon Kiat Sze (“Mr. Sze”). Mr. Sze will also be receiving Management Shares as set forth in the APA. Consequently, the Board of Directors appointed the Special Committee to independently review the fairness of the APA and related transactions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5,

APPROVAL OF THE ISSUANCE OF SHARES.

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PROPOSAL 6

Authorization of Directors and Officers

Proposal 6 is a general power to be granted to directors and officers of the Company to take any and every action to implement the matters in Proposals 1 to 5.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6,

THE AUTHORIZATION OF DIRECTORS AND OFFICERS.

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Xiaoyan Liao

Executive Director

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